Exhibit 99.1

Regencell Bioscience Holdings Limited Announces First Half 2024 Financial Results

HONG KONG, June 20, 2024 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”), today announced its unaudited condensed consolidated interim financial results for the six months ended December 31, 2023.

Results of Operations

Operating Expenses

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,	Change	Change
	2023	2022	Amount	%
OPERATING EXPENSES:
Selling and marketing	$97,062	$98,093	$(1,031)	(1)%
General and administrative (including share-based compensation of approximately $0.3 million and $0.5 million for the six-month ended December 31, 2023 and 2022 respectively)	1,730,043	1,981,253	(251,210)	(13)%
Research and development (including reversal of share-based compensation of approximately $0.1 million and share-based compensation of approximately $0.4 million for the six-month ended December 31, 2023 and 2022 respectively)	484,750	1,350,173	(865,423)	(64)%
Total operating expenses	2,311,855	3,429,519	(1,117,664)	(33)%

During the six-month period ended December 31, 2023, we incurred total operating expenses of approximately $2.3 million, a decrease of approximately $1.1 million, or 33%, as compared to total operating expenses of approximately $3.4 million during the six-month period ended December 31, 2022.

Selling and marketing expenses decreased by approximately $1 thousand, or 1%, to approximately $0.1 million for the six-month period ended December 31, 2023 from approximately $0.1 million for the six-month period ended December 31, 2022. Selling and marketing expenses mainly related to digital marketing promotions and they remained at a stable level for both periods.

General and administrative expenses decreased by approximately $0.3 million, or 13%, to approximately $1.7 million for the six-month period ended December 31, 2023 from approximately $2.0 million for the six-month period ended December 31, 2022. The decrease was mainly attributable to (i) decrease in share-based compensation for general and administrative personnel of approximately $0.2 million and (ii) decrease in corporate apartment expenses of approximately $0.1 million as fewer corporate apartments were rented for the six-month period ended December 31, 2023.

Research and development expenses decreased by approximately $0.9 million, or 64%, to approximately $0.5 million for the six-month period ended December 31, 2023 from approximately $1.4 million for the six-month period ended December 31, 2022. The decrease was mainly attributable to (i) an approximately $0.3 million decrease in expenses for medication and materials for product development; (ii) an approximately $0.5 million decrease in expenses for share-based compensation for research and development personnel; and (iii) an approximately $0.1 million decrease in salary expenses during the six-month period ended December 31, 2023.

Other income, net

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,	Change	Change
	2023	2022	Amount	%
OTHER INCOME AND EXPENSE:
Other income	$227,290	$114,283	$113,007	99%
Other expense	(101,328)	(4)	(101,324)	2,533,100%
Total other income, net	125,962	114,279	11,683	10%

Total other income, net was approximately $0.1 million for the six-month period ended December 31, 2023 and total other income, net was approximately $0.1 million for the six-month period ended December 31, 2022.

Other income mainly consisted of cash received from a government grant and interest income. The increase was mainly due to an increase in interest income of approximately $0.1 million from time deposit placed at bank.

Other expense mainly consisted of donation incurred during the six-month period ended December 31, 2023. The increase was mainly due to increase of donations made of approximately $0.1 million.

Provision for income taxes

As we incurred a loss for the six-month period ended December 31, 2023 and 2022, no provision for income taxes was made. No significant penalties or interest relating to income taxes have been incurred during the six-month period ended December 31, 2023 and 2022.

Net loss

Our net loss decreased by approximately $1.1 million, or 34%, to approximately $2.2 million for the six-month period ended December 31, 2023, from approximately $3.3 million for the six-month period ended December 31, 2022. Such change was a result of the combination of the changes described above.

Net loss attributable to Regencell Bioscience Holdings Limited

After deducting non-controlling interests of approximately $0.1 million, net loss attributable to our holding company, Regencell Bioscience Holdings Limited decreased from approximately $3.3 million net loss for the six-month period ended December 31, 2022 to approximately $2.2 million net loss for the six-month period ended December 31, 2023.

Basic and diluted loss per share

Basic and diluted losses per share were $0.16 for the six-month period ended December 31, 2023, compared to $0.25 in the same period of 2022. For the six-month period ended December 31, 2023 and 2022, there were no dilutive shares.

Cash

As of December 31, 2023, we had cash of approximately $4.8 million compared to approximately $1.6 million as of June 30, 2023. The increase of cash was mainly due to the receipt of proceeds of investment at maturity in November 2023 amounted to approximately $10.2 million and offset by an reinvestment of $5 million in November 2023.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of December 31,	As of June 30,
	2023	2023

Current assets	$9,832,741	$11,621,343
Other assets	642,424	1,000,412
Total assets	10,475,165	12,621,755
Total liabilities	312,554	632,320
Total shareholders’ equity	10,162,611	11,989,435
Total liabilities and shareholders’ equity	$10,475,165	$12,621,755

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	December 31,
	2023	2022

OPERATING EXPENSES:
Selling and marketing expenses	$97,062	$98,093
General and administrative expenses (including share-based compensation of approximately $0.3 million and $0.5 million for the six-month ended December 31, 2023 and 2022 respectively)	1,730,043	1,981,253
Research and development expenses (including reversal of share-based compensation of approximately $0.1 million and share-based compensation of approximately $0.4 million for the six-month ended December 31, 2023 and 2022 respectively)	484,750	1,350,173
Total operating expenses	2,311,855	3,429,519

LOSS FROM OPERATIONS	$(2,311,855)	$(3,429,519)

OTHER INCOME AND EXPENSE
Other income	227,290	114,283
Other expense	(101,328)	(4)
Total other income, net	125,962	114,279

LOSS BEFORE INCOME TAX EXPENSE	(2,185,893)	(3,315,240)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(2,185,893)	$(3,315,240)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(2,066,622)	(3,227,378)
Non-controlling interests	(119,271)	(87,862)
	$(2,185,893)	$(3,315,240)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	44,094	-

COMPREHENSIVE LOSS	$(2,141,799)	$(3,315,240)

NET COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(2,022,528)	(3,227,378)
Non-controlling interests	(119,271)	(87,862)
	$(2,141,799)	$(3,315,240)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	13,012,866	13,012,866
LOSS PER SHARE
Basic and diluted	$(0.16)	$(0.25)

About Regencell Bioscience Holdings Limited

We are a holding company incorporated on October 30, 2014 under the laws of the Cayman Islands, and conduct our business in Hong Kong through our wholly-owned subsidiary, Regencell Bioscience Limited, a company incorporated in Hong Kong on May 12, 2015, and Regencell Limited, a company incorporated in Hong Kong on November 20, 2014. We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”), as well as infectious diseases affecting people’s immune system such as COVID-19. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders and infectious diseases globally.

Our TCM formulae candidates are derived from a TCM base formula and an adjustable formula developed by Regencell’s strategic partner, TCM Practitioner, Mr. Sik-Kee Au, based on his TCM brain theory, known as “Sik-Kee Au TCM Brain Theory®” (“TCM Brain Theory”), and have been demonstrated to reduce severity in patients’ ADHD and ASD conditions, as reflected in lower Autism Treatment Evaluation Checklist (“ATEC”), Gilliam Autism Rating Scale (“GARS”), Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and Swanson, Nolan, and Pelham (SNAP)-IV 26-item Parent Rating Scale (“SNAP-IV-26”) assessment scores, using the personalized TCM formula in our first research study and standardized TCM formula in our second research trial. The activity and specificity of the TCM base formula have been optimized by the TCM Practitioner in his prior ADHD and ASD treatments. As of the date hereof, the TCM Practitioner has standardized the adjustable formula into three Fixed Adjusted Formulas for mild, moderate and severe ADHD and ASD conditions. The TCM Brain Theory is not recognized in general literature of TCM or elsewhere. However, the TCM Practitioner has prescribed the TCM formula based on his TCM Brain Theory for over 30 years to treat ADHD, ASD and many neurological illnesses, disorders and degeneration and obtained satisfactory clinical treatment results. Such clinical treatment results are not supported by controlled clinical data or trials.

We aim to launch three standardized liquid-based TCM formulae candidates for mild, moderate and severe ADHD and ASD patients in Hong Kong first and subsequently to other markets as we deem appropriate. To further verify the standardized medicine efficacy, the TCM Practitioner treated the enrolled patients with the use of the standardized TCM formulae. The enrolled patients’ ages ranged from five to thirteen years old. All enrolled patients completed a three-month treatment. Under the treatment by the TCM Practitioner, the enrolled patients consumed liquid-based TCM twice a day, which was prepared based on standardized TCM formulae by our TCM Practitioner, and temporarily stopped consuming any other medicines. All the enrolled patients and their parents were required to meet with the TCM Practitioner in his clinic weekly and provide regular reports to update the patients’ symptoms and conditions by phone.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations

James Chung

IR@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited